Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10020

July 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation finance 100 F Street, NE

Washington, D.C. 20549

Attention: Mr. David Gessert

Re:	RBB Bancorp
Registration Statement on Form S-l (File No. 333-219018)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters of RBB Bancorp’s proposed initial public offering of its common stock, we hereby join RBB Bancorp’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 3:30 p.m. (Eastern time) on Tuesday, July 25, 2017, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that we have distributed approximately 722 copies of the Preliminary Prospectus, dated July 17, 2017.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Sandler O’Neill + Partners, L.P.

SANDLER O’NEILL + PARTNERS, L.P. as Representative of the several Underwriters

By:	Sandler O’Neill + Partners Corp., the sole general partner

By:	/s/ Jennifer Docherty
Name: Jennifer Docherty
Title: Authorized Signatory